August 23, 2008

Mr. Terence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, DC 20549-0404

Re:	Response to Comment Letter dated August 15, 2008 relating to Avalon Holdings Corporation’s Form 10-K for the year ended December 31, 2007 and Forms 10-Q for Fiscal Quarters Ended March 31, 2008 and June 30, 2008

Dear Mr. O’Brien:

We have received your letter dated August 15, 2008 to Mr. Timothy C. Coxson, Chief Financial Officer of Avalon Holdings Corporation (the “Company”). Please accept this letter as response to your comments relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 and Forms 10-Q for the quarters ended March 31, 2008 and June 30, 2008. For ease of reference, we have reproduced your comments in advance of the response.

Form 10-K for Fiscal Year Ended December 31, 2007:

Item 9A. Controls and Procedures, page 10

1.	We note that your chief executive officer and chief financial officer concluded your disclosure controls and procedures “…are effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion.” This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please revise your disclosure in an amendment to your Form 10-K and subsequent Forms 10-Q to clarify, if true, that your officers concluded that your disclosure controls are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified to the Commission’s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise, please simply conclude that your disclosure controls are effective or ineffective, whichever the case may be.

2.	We note your statement “there have been no significant changes in internal controls, or in factors that could significantly affect internal controls, subsequent to the date the Chief Executive Officer and the Chief Financial Officer completed their evaluation.” However, Item 308T(b) of Regulation S-K requests disclosure for changes in internal controls over financial reporting that occurred during your last fiscal quarter and not subsequent to the evaluation of your internal control over financial reporting and disclosure controls and procedures. Please revise your disclosure in an amendment to your Form 10-K and subsequent Forms 10-Q to state whether changes in your internal control over financial reporting during the fiscal quarter (the fourth quarter for an annual report) occurred. If changes in your internal control over financial reporting did occur during the fiscal quarter, please disclose those changes.

Response to Comments No. 1 and 2: In response to your comments, we have revised our disclosure for “Item 9A. Controls and Procedures” as follows below: The Company would file the revised disclosure in an amendment to Form 10-K for December 31, 2007 and Forms 10-Q for fiscal quarters March 31, 2008 and June 30,2008, once the Staff confirms that it does not have any additional comments relating to the revised disclosure.

Item 9A. Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), Avalon’s management conducted an evaluation, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by the Annual Report in connection with the filing of this Amendment No. 1. For purposes of the foregoing, the term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s (“SEC”)rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Avalon’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives as outlined above. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that they believe that, as of December 31, 2007, (for Forms 10-Q as of March 31, 2008 and June 30, 2008) our disclosure controls and procedures were effective at a reasonable assurance level.

Changes in Internal Controls over Financial Reporting. There were no changes in our internal controls over financial reporting during the fourth fiscal quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management’s Annual Report on Internal Control over Financial Reporting, page 23

3.	Please revise your disclosure in an amendment to your Form 10-K to include the statement requested by Item 308T(a)(4) of Regulation S-K regarding your assessment of the effectiveness of your internal control over financial reporting.

Response to Comment No. 3: In an amendment to the Company’s Annual Report on Form 10-K the following paragraph will be added to “Management’s Annual report on Internal Control over Financial Reporting”:

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

Exhibit 13.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 2

4.	Please revise your liquidity and capital resources discussion in future filings to include an analysis for all periods presented. Please ensure that your discussion of cash flows from operations includes a detailed analysis of the material activity therein. Refer to Instruction 1 to Item 303(a) of Regulation S-K and Section 501.13 of the Financial reporting Codification for guidance.

Response to Comment No. 4: In future filings, the Company will include in the liquidity and capital resources discussion, an analysis for all periods presented which will include a detailed analysis of the material activity of the cash flows from operations.

Results of Operations

5.	In future filings please expand/revise your results of operations discussion for each period presented to address the following items, at a minimum:

•	Quantify the amount of net operating revenues and income from continuing operations for both the waste brokerage and management services and captive landfill management operations,

•	Quantify the impact of each factor you identify when multiple and /or offsetting factors contribute to fluctuations.

•

Provide a more detailed analysis of the factors that impact the areas comprising your income from continuing operations, including a complete discussion of known trends or anticipated trends that are and/or may continue to have an impact on net operating revenues, income from continuing operations before taxes, selling, general and administrative expenses as a percentage of net operating revenues, et cetera, including management’s outlook as to the future impact. Your discussion and analysis is to provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management. Examples include the following:

Net operating revenues: for the waste management services segment, explain why the level of waste brokerage and management services provided increased during fiscal year 2007 over fiscal year 2006 and whether this trend is expected to continue. For the golf and related operations segment, please consider including a rollforward of memberships for each period presented along with an analysis in material changes. Such rollforward may include the beginning number of memberships, the number of memberships that were not renewed, the number of new memberships, and the ending number of memberships. Also disclose the average number of memberships for each period presented.

Income (loss) from continuing operations before taxes: For the waste management services segment, provide a more detailed analysis. You may want to consider providing an analysis of the corresponding profit margin between each period presented. In this regard, we note that the profit margin increased to 9.7% in fiscal year 2007 from 9.3% in fiscal year 2006, which decreased from 10.4% in fiscal year 2005. For the golf and related operations segment, please provide an analysis of why this segment is recognizing a loss for each period presented and the steps management is taking to change this negative trend.

Income Tax Expense: Provide a more detailed discussion of the movement in the various components which contribute to the overall effective tax rate. For example, please provide a detailed explanation as to how you determined it was reasonable to decrease the valuation allowance.

Response to Comment No. 5: In future filings, the Company will quantify the amount of net operating revenues and income from continuing operations for both the waste brokerage and management services and captive landfill management operations. For your information, the net operating revenues of the captive landfill management operations are not a significant amount of the waste management services segment’s net operating revenues. For years ended December 31, 2007 and 2006, the waste brokerage and management services net operating revenues were $35.5 million and $31.5 million, respectively, and the captive landfill management operations were $2.5 million and $2 million, respectively. Income from continuing operations before taxes of the waste brokerage and management services for year ended December 31, 2007 and 2006 was $3 million and $2.6 million, respectively, and the captive landfill management operations was $.7 million and $.6 million, respectively.

Regarding your comment in quantifying the impact of each factor when multiple and/or offsetting factors contribute to the fluctuations; in future filings we will quantify these factors.

In future filings, we will provide a more detailed analysis for the waste brokerage and management services of the factors and trends that may impact net operating revenues and income from continuing operations before taxes, such as continuous work versus one-time event work, consolidation of disposal facilities within the waste industry, fuel, et cetera, and an analysis of the corresponding profit margin between each period presented. For the golf and related operations, we will provide more detail information regarding the memberships including disclosure of the average number of memberships for each period presented and what steps management is taking to increase memberships and ultimately increasing income from continuing operations before taxes. Some of those steps to increase memberships are local television advertising, membership promotions and other marketing strategies.

Income tax expense: In future filings, we will provide a more detailed explanation as to how it was determined that it was reasonable to decrease the valuation allowance. For example,

Excluding the effect of some minor state income tax provisions in 2007 and 2006, Avalon overall effective tax rate was 0% for both years. The overall effective tax rate is different than statutory rates primarily due to a change in the valuation allowance. Avalon’s income tax provision on income from continuing operations before taxes was offset by a decrease in its valuation allowance due to the use of its net operating losses. A valuation allowance is provided when it is more likely than not that deferred tax assets relating to certain federal and state loss carryforwards will not be realized.

Critical Accounting Policies, page 7

6.	Please revise your disclosure in future filings to provide a more detailed explanation as to how you determined it is more likely than not that you will realize deferred tax assets net of the valuation allowance. Specifically, please disclose the amount of pre-tax income that needs to be generated to realize deferred tax assets. Also, if you are relying on tax-planning strategies, please provide a detail explanation of those strategies.

Response to Comment No. 6. In future filings, the aforementioned disclosure will be revised as follows:

Avalon recognizes deferred tax assets and liabilities based on the differences between financial statement carrying amounts and the tax bases of assets and liabilities. Avalon also records tax benefits when it believes that it is more likely than not that the benefit will be sustained by the tax authority. Avalon regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance based upon historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences to reduce its deferred assets to the amount that it believes is more likely than not to be realized. Avalon has considered future taxable income in assessing the need for the valuation allowance. Avalon has not provided a valuation allowance on the amount of deferred tax assets that it estimates will be utilized as a result of these reviews. The net deferred asset of $19,000 as of December 31, 2007 is likely to be realized as it relates to an alternative minimum tax credit carryforward for which there is no expiration period. If future taxable income is less than the amount that has been assumed in assessing the recoverability of the deferred tax assets, then an increase in the valuation allowance will be required, with a corresponding increase to income tax expense. Likewise, should Avalon ascertain in the future that it is more likely than not that deferred tax assets will be realized in excess of the net deferred tax assets, all or a portion of the $3.976 million valuation allowance as of December 31, 2007 would be reversed as a benefit to the provision for income taxes in the period such determination was made.

Additionally, it is important to note that the deferred tax assets related to capital loss carryforwards of $2.851 million are not likely to be realized. Further, we have assessed whether the remaining net deferred tax assets are more likely than not to be realized and have concluded at the end of December 31, 2007 and at each quarter since then that they are not more likely than not to be realized based on our expected performance in the future. We continue to assess this quarterly and at the time we estimate that the valuation reserve should be reduced, we will make adjustments to the reserve accordingly.

Note 11. Legal Matters, page 18

7.	In future filings, please revise your disclosures to address the materiality of your lawsuits, administrative proceedings and governmental investigations to your liquidity in addition to your financial condition and results of operations. If there are any legal matters that are probable or reasonably possible of having a material impact to your liquidity, please address the need for disclosure of those in accordance with paragraphs 9-10 of SFAS 5.

Response to Comment No. 7 In future filing, we will revise the disclosure to read as follows to the extent there is no material adverse impact:

In the ordinary course of conducting its business, Avalon becomes involved in lawsuits, administrative proceedings and governmental investigations, including those related to environmental matters. Some of these proceedings may result in fines, penalties or judgments being assessed against Avalon which, from time to time, may have an impact on its business and financial condition. Although the outcome of such lawsuits or other proceedings cannot be predicted with certainty, Avalon does not believe that any uninsured ultimate liabilities, fines or penalties resulting from such proceedings, individually or in the aggregate, would have a material adverse effect on its liquidity, financial position or results of operations.

Exhibits 31.1 and 31.2

8.	Please amend your Form 10-K and subsequent Forms 10-Q to revise your principal executive officer and principal financial officer certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K. Please also ensure paragraph 4(d) and the introduction to paragraph 5 of the certifications comply exactly with the language in Item 601(b)(31) of Regulation S-K.

Forms 10-Q for Fiscal Quarters ended March 31, 2008 and June 30, 2008.

Exhibits 31.1 and 31.2

9.	We note that the certifications did not include the revised certification language included in Release number 33-8238. Please amend your Forms 10-Q to comply exactly with the certification language in the Release. Please also ensure you include the full introduction to Paragraph 4 and 4(b) of the certification. Refer to Item 601(b)(31) of Regulation S-K for additional guidance.

Response to Comments 8 and 9. In the amendment to Form 10-K, Form 10-Q ended March 31, 2008 and Form 10-Q ended June 30, 2008 the certifications will be revise to read as follows:

Exhibit 31.1

AVALON HOLDINGS CORPORATION

CERTIFICATION PURSUANT TO

SECTION 302 OF

THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION

I, Ronald E. Klingle, certify that:

1. I have reviewed this (Annual Report/ quarterly report) on (Form-10K/ Form 10-Q) of Avalon Holdings Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Date: (Amendment Date)

/s/ Ronald E. Klingle
Ronald E. Klingle
Chief Executive Officer

Exhibit 31.2

AVALON HOLDINGS CORPORATION

CERTIFICATION PURSUANT TO

SECTION 302 OF

THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION

I, Timothy C. Coxson, certify that:

1. I have reviewed this (Annual Report/ quarterly report) on (Form10-K/ Form 10-Q) of Avalon Holdings Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Date: (Amendment date)

/s/ Timothy C. Coxson
Timothy C. Coxson
Chief Financial Officer

Pursuant to your letter dated August 15, 2008, this written reply is being furnished on EDGAR.

Avalon Holdings Corporation acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Avalon Holdings Corporation believes this response and its actions to be undertaken as set forth herein adequately addresses the Commission’s comments. If, however, you have any further questions, please feel free to contact the undersigned.

Sincerely,

AVALON HOLDINGS CORPORATION

/s/ Timothy C. Coxson
Timothy C. Coxson
Chief Financial Officer